Exhibit 21

Subsidiaries of Turning Point Brands, Inc.
The following list outlines the subsidiaries of Turning Point Brands, Inc., as of December 31, 2023.

Jurisdiction of Organization
Turning Point Brands, Inc.	Delaware
North Atlantic Trading Company, Inc.	Delaware
National Tobacco Finance, LLC	Delaware
National Tobacco Company, L.P.	Delaware
North Atlantic Operating Company, Inc.	Delaware
RBJ Sales, Inc.	Tennessee
North Atlantic Wrap Company LLC	Delaware
TPB Services LLC	Delaware
TPB Investments LLC	Delaware
South Beach Brands LLC	Delaware
TPB Beast LLC	Delaware
Turning Point Brands, LLC	Delaware
Intrepid Brands, LLC	Delaware
Nu-X Distribution LLC	Delaware
Turning Point Brands (Canada) Inc.	Ontario, Canada
Turning Point Brands Specialty Finance, LLC	Delaware
Interchange, IC	District of Columbia